wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

09047360

FILE NO. 82-34753

17 November 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

SEC Mail Processing Section
NOV 19 2009
Washington, DC
122

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

SUPPL

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 11/24

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 October 2009 and 16 November 2009 (inclusive)

- Block listing Six monthly return
- Third Quarter Results to 4 October 2009
- Notification in relation to voting rights and capital

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

None during the period

Regulatory Story

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	BLOCK LISTING SIX MONTHLY RETURN
Released	09:56 19-Oct-2009
Number	9956A09

RNS Number : 9956A
Wolfson Microelectronics PLC
19 October 2009

BLOCK LISTING SIX MONTHLY RETURN

Date: 19 October 2009

Name of *applicant*:		Wolfson Microelectronics plc		
Name of scheme:		1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B		
Period of return:	From:	17 April 2009	To:	16 October 2009
Balance of unallotted securities under scheme (s) from previous return:		5,331,399		
Plus: The amount by which the block scheme (s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 95,000 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 18,000 2003 Wolfson Microelectronics plc Executive Share Option Scheme A: Nil		

	2003 Wolfson Microelectronics plc Executive Share Option Scheme B: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: Nil 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: Nil **Total: 113,000**
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,218,399

Name of contact:	Jill Goldsmith
Telephone number of contact:	0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	3rd Quarter Results
Released	07:00 28-Oct-2009
Number	4749B07

RNS Number : 4749B
Wolfson Microelectronics PLC
28 October 2009

28 October 2009

Wolfson Microelectronics plc
Third quarter results to 4 October 2009

Strong new product development and customer design-in momentum achieved in tandem with prudent cost and cash management

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the third quarter ended 4 October 2009, in-line with previous guidance.

Third quarter financial highlights:

- Revenues up 6.5% sequentially to $35.4m (Q3 2008: $60.5m)
- Gross margin of 51.0% (Q3 2008: 50.1%)
- Underlying* operating expenses reduced to $17.6m (Q3 2008: $20.4m)
- Underlying* operating profit of $0.4m (Q3 2008: $9.9m)
- Operating loss of $2.3m (Q3 2008: $5.0m profit)
- Cash balance at 4 October 2009 $100.3m (28 September 2008: $88.8m) with no debt

Third quarter operational highlights:

- Continue to deliver on 2009 plan, including:
  - On target to double the number of new products introduced in 2009 over 2008
  - No cash burn expected for full year as a result of strict cost control
- Latest audio hub products have been selected for another 15 high volume consumer electronics products including multiple Tier 1 mobile phones
- Further design-in success with our Ambient Noise Cancellation (ANC) products for handsets, headsets and headphones. During the quarter our WM2000 device has been selected for a Tier 1 customer handset and a Tier 2 customer handset. In headsets and headphones we have secured another two major brand design-ins
- Continued progress with Power Management products, including portable media player design wins with Microsoft Zune HD and Samsung M1. In addition, IREX Technologies has selected our WM8352 power management device for its new touch-screen eReader, the DR800SG
- New family of digital still camera (DSC) products introduced and gaining traction
- Continued to build momentum for silicon microphones with major customer design-ins, with delivery of quarter on quarter revenue growth

Outlook

- No change to poor overall visibility of end customer demand, with very short lead times and volatile ordering patterns
- Backlog for Q4 2009 is currently $22.5m compared to $26m at the equivalent point in Q3 2009. Traditionally Wolfson backlog for the fourth quarter builds at an earlier stage than for the other calendar quarters
- Q4 2009 gross margin expected to be around 51%

Commenting on the results, Mike Hickey, CEO of Wolfson, said: "We continue to execute to our 2009 plan of refreshing our product portfolio whilst conserving cash. Operating costs have been managed tightly and our financial position remains healthy. Current trading remains challenging as the full impact of previously announced design losses works through. We are confident of the material positive effect that our new product design wins will have on revenues as we progress through 2010. We continue to introduce a record number of new products and customer response to these products has been very encouraging. This is evidenced by our selection for many new end products by our existing customers and also by several new customers across the applications we serve, including a new Tier 1 mobile phone customer. We have some great parts in some exciting products and are building a solid foundation for an accelerating recovery as these end products are launched through 2010."

$m	Q3 2009	Q2 2009	Change Q2 2009 to Q3 2009	Q3 2008	Change Q3 2008 to Q3 2009
Revenue	35.4	33.2	2.2	60.5	(25.1)

Gross Margin	51.0%	50.5%	0.5%	50.1%	0.9%
Underlying* operating expenses	17.6	17.0	0.6	20.4	(2.8)
Underlying* operating profit / (loss)	0.4	(0.2)	0.6	9.9	(9.5)
Underlying* operating margin	1.1%	(0.6%)	1.7%	16.4%	(15.3%)
Underlying* diluted earnings per share	0.4 cents	0.04 cents	0.36 cents	6.3 cents	(5.9) cents
Operating (loss) / profit	(2.3)	(2.4)	0.1	5.0	(7.3)
Diluted (loss) / earnings per share	(1.3) cents	(1.3) cents	0.0	3.3 cents	(4.6) cents
Net cash inflow from operating activities	2.5	4.9	(2.4)	10.0	(7.5)
Net cash balance at end of period	100.3	100.7	(0.4)	88.8	11.5

*Underlying results exclude: charges for the amortisation of acquired intangible assets (Q3 2009: $1.2m; Q2 2009: $1.2m; Q3 2008: $1.2 m) and share-based compensation charges (Q3 2009: $0.9m; Q2 2009: $1.0m; Q3 2008: $0.8m) Also, in Q3 2009 and Q3 2008 exceptional charges of $0.5m and $2.8m respectively are excluded. The term "underlying" is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Mike Hickey, CEO and Mark Cubitt, Finance Director, will be hosting a conference call to investors and analysts at 0900 GMT today. There is a dial-in facility: UK Dial-in +44 (0) 20 3023 4494; US Dial-in +1 866 966 5335. Replay of the conference call will be available from 1000 GMT today on: +44 (0) 20 8196 1998 or +1 866 583 1035 Access Pin 606587#

An audio webcast of the call can be heard LIVE from 0900 GMT today via http://www.wolfsonmicro.com/investor or www.streetevents.com

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Operating Review

Wolfson announces results which are in-line with previous guidance. Sales in the third quarter grew 6.5% sequentially to $35.4m from the better than expected second quarter (Q2 2009: $33.2m). However, sales were down 41.5% compared with the equivalent period last year (Q3 2008: $60.5m).

Sequentially, the Company held its sales in most application segments including games consoles, portable navigation devices, LCD TVs and DSCs. The Company continued to benefit from its strong market position in multimedia and smart phones. This was tempered by lower than anticipated sales to a leading customer that changed its product mix faster than expected to a new mobile phone handset not featuring Wolfson product. The company continues to build strong, new product momentum and a healthy pipeline of design-in activity across all of its product lines.

New Products
In Q3 2009 Wolfson continued to bring products to market at twice the rate of 2008, with another 6 new products introduced in the quarter. These included a new family of DSC products which are already gaining traction with target customers.

Audio Products
Wolfson's audio hub devices, largely targeted at mobile phones, integrate world-class audio performance, longer music playback times, more end user features and flexible audio signal routing into a single chip. This reduces power consumption, board space and total costs for our customers, even in the most integrated cellular phone architectures, whilst at the same time delivering industry leading audio performance. Notable achievements in the quarter include Wolfson's latest audio hub products being selected for more than 15 high-volume consumer electronic products including multiple Tier 1 mobile phones. The company anticipates that volumes will ramp as these hubs are incorporated into end consumer products to be launched in 2010. The Company is also pleased to report its first sales into a handset launched by a new Tier 1 mobile phone customer where one of its audio hub products has been designed into a CDMA phone for the US market.

Power Management
Progress in Power Management included design wins with Microsoft's next generation portable media player, the Zune HD, Samsung's M1 portable media player and IREX Technologies new touch-screen eReader, the DR800SG. Also, applications processor vendor ZiiLABS selected a Wolfson Power Management device for inclusion on both its ZMS-05 System Module for embedded devices and its Zii EGG StemCell Computer, the first market-ready handheld Plaszma platform.

Noise Cancellation
Wolfson continues to make encouraging progress with its Ambient Noise Cancellation (ANC) products across mobile phone handsets, headsets and headphones. In handsets, ongoing design and testing activity continues with the majority of Tier 1 and Tier 2 manufacturers. Encouragingly, we were selected by a Tier 1 and a Tier 2 manufacturer during the quarter. Building on our announced design win with Nokia's BH-905, we continue to make progress in headsets and headphones with an additional two design-ins in the quarter.

MEMS Microphones

The Company continues to build revenue from its family of MEMS based silicon microphones. These products are now shipping and multiple Tier 1 and Tier 2 customers are in the design, sample and test phase of integrating our silicon microphone products into applications including gaming consoles, mobile phones, and automotive. Sales are expected to grow quarter on quarter.

Financial Review

Income Statement

The Company's financial performance for Q3 2009 is summarised below.

	Q3 2009**		Q2 2009		Q3 2008**	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**35.4**		**33.2**		**60.5**	
Gross profit	**18.0**	**51.0%**	**16.8**	**50.5%**	**30.3**	**50.1%**
Overheads						
Research & development	(10.0)	28%	(9.3)	28%	(10.5)	18%
Distribution & Selling	(5.1)	14%	(4.6)	14%	(6.2)	10%
Administration	(2.5)	7%	(3.1)	9%	(3.7)	6%
Underlying operating profit / (loss)	**0.4**	**1%**	**(0.2)**	**-1%**	**9.9**	**16%**
Share based compensation	(0.9)	3%	(1.0)	3%	(0.8)	1%
Amortisation charges	(1.2)	4%	(1.2)	4%	(1.2)	2%
Operating (loss) / profit	**(1.7)**	**-6%**	**(2.4)**	**-7%**	**7.9**	**13%**
Net Interest Income	0.2	1%	0.3	1%	0.4	1%
(Loss)/profit before tax	**(1.5)**	**-5%**	**(2.1)**	**-6%**	**8.3**	**14%**
Income tax	0.4		0.6		(2.3)	
(Loss) / profit after tax	**(1.1)**	**-3%**	**(1.5)**	**-5%**	**6.0**	**10%**

** The figures are stated before exceptional charge of $0.5m in Q3 2009 and $2.8m in Q3 2008 and associated tax benefit of $0.1m and $0.8m respectively.

Revenue
Revenue for Q3 2009 amounted to $35.4m, an increase of $2.2m from Q2 2009 revenue of $33.2m (Q3 2008: $60.5m). The usual seasonal increase was largely offset by a faster than anticipated shift in product mix at a major customer following a previously announced design loss. The largest customer represented 12% of total revenue (Q2 2009: 15%, Q3 2008: 23%).

Gross Profit
Gross profit was $18.0m compared with $16.8m in Q2 2009 (Q3 2008: $30.3m). Gross margin improved to 51.0% of revenue from 50.5% in Q2 2009 (Q3 2008: 50.1%) as a result of a change in product mix and effective supply chain management.

Operating Expenses
Total underlying operating expenses were $17.6m in Q3 2009 compared with $17.0m in Q2 2009 (Q3 2008: $20.4m). The increase from Q2 2009 is due primarily to the impact of the change in the £/$ exchange rate and the new design centre in Japan which opened in July 2009. Excluded from underlying expenses are: i) Share-based compensation, calculated in accordance with IFRS 2, amounted to $0.9m, in line with Q2 2009 (Q3 2008: $0.8m) and ii) Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $1.2m, the same as for both Q2 2009 and Q3 2008.

Operating Profit
Underlying operating profit was $0.4m, compared with a ($0.2m) loss in Q2 2009 (Q3 2008: $9.9m profit).

Earnings and Taxation
Net finance income of $0.2m compares to $0.3m for Q2 2009 (Q3 2008: $0.4m). The non-cash finance expense of $0.3m (Q2 2009: $0.3m; Q3 2008: $0.6m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to the notional interest on the discounted deferred consideration on the acquisitions.

An exceptional charge of $0.5m has been booked in Q3 2009 to cover the remaining lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury (Q3 2008: exceptional charge of $2.8m covering restructuring costs).

For Q3 2009, loss before tax was $2.1m, compared with $2.1m loss for Q2 2009 (Q3 2008: $5.5m profit).

The effective tax rate was 28%. The effective tax rate is favourably affected by the availability of tax allowances on research and development expenditure, but is also adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price on 2 October 2009.

The effective average US dollar to sterling rate for Q3 2009 was 1.635, compared to 1.56 for Q2 2009 and 1.94 for Q3 2008. It is estimated that every 1 cent increase in the US dollar / sterling exchange rate has the effect of reducing the Company's operating profit by $270,000 on an annualised basis. Q4 2009 overheads have been hedged at 1.60 but no cover is currently in place for 2010.

Underlying fully diluted earnings per share for Q3 2009 were 0.4 cents compared with 0.04 cents in Q2 2009 (Q3 2008: 6.3 cents).

Balance Sheet and Cash Flow
Cash and short-term deposits amounted to $100.3m at 4 October 2009 compared to $88.8m at 28 September 2008 and $100.7m at 5 July 2009.

Net cash inflow from operating activities was $2.5m in Q3 2009 compared to an inflow of $10.0m in Q3 2008 and $4.9m in Q2 2009. Inventory levels were lower at 4 October 2009 than at 5 July 2009, reflecting the continued management focus on this area.

Days of inventory, trade debtors and trade payables were 73, 41 and 34 respectively (83, 42 and 46 days respectively at 28 September 2008; and 83, 45 and 51 days respectively at 5 July 2009).

Deferred consideration of $0.8m was paid in Q3 2009 in connection with delivery of certain milestones on the Sonaptic and Oligon acquisitions (Q2 2009: $1.6m; Q3 2008: nil)

Cash outflow on capital expenditure in Q3 2009 amounted to $2.8m compared to $2.0m in Q3 2008 and $1m in Q2 2009. This represented spend on licences, IT and MEMS equipment.

Condensed consolidated income statement *For the period ended 4 October 2009*		**Q3 2009** 13 week period from 6 July 2009 to 4 October 2009			Q3 2008 13 week period from 30 June 2008 to 28 September 2008			Q2 2009 13-week period from 6 April 2009 to 5 July 2009
		Before exceptional charge	**Exceptional charge** *(Note 3)*	**Total**	Before exceptional charge	Exceptional charge *(Note 3)*	Total	
	Notes	**(Unaudited) $'000**	**(Unaudited) $'000**	**(Unaudited) $'000**	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000
Revenue	2	**35,364**	-	**35,364**	60,457	-	60,457	33,204
Cost of sales		**(17,325)**	-	**(17,325)**	(30,186)	-	(30,186)	(16,425)
Gross profit	2	**18,039**	-	**18,039**	30,271	-	30,271	16,779
Distribution and selling costs	4	**(5,318)**	**(500)**	**(5,818)**	(6,373)	(743)	(7,116)	(4,921)
Research and development expenses	4	**(11,765)**	-	**(11,765)**	(11,960)	(127)	(12,087)	(11,004)
Administrative expenses	4	**(2,733)**	-	**(2,733)**	(4,042)	(1,980)	(6,022)	(3,307)
Operating (loss) / profit	5	**(1,777)**	**(500)**	**(2,277)**	7,896	(2,850)	5,046	(2,453)
Financial income		**486**	-	**486**	989	-	989	538
Financial expenses		**(301)**	-	**(301)**	(538)	-	(538)	(243)
Net financing income		**185**	-	**185**	451	-	451	295
(Loss) / profit before tax		**(1,592)**	**(500)**	**(2,092)**	8,347	(2,850)	5,497	(2,158)
Income tax credit / (expense)	6	**472**	**140**	**612**	(2,333)	777	(1,556)	609
(Loss) / profit for the period		**(1,120)**	**(360)**	**(1,480)**	6,014	(2,073)	3,941	(1,549)
Basic (loss) /earnings per share (cents)	7			**(1.29)**			3.34	(1.35)
Diluted (loss)/earnings per share (cents)	7			**(1.29)**			3.33	(1.35)

Condensed consolidated income statement *(continued)* ***For the period ended 4 October 2009***		**Year to date 2009** 40 week period from 29 December 2008 to 4 October 2009			Year to date 2008 39 week period from 31 December 2007 to 28 September 2008			
		Before exceptional charge	**Exceptional charge** *(Note 3)*	**Total**	Before exceptional charge	Exceptional charge *(Note 3)*	Total	52 weeks ended 28 December 2008*
	Notes	**(Unaudited) $'000**	**(Unaudited) $'000**	**(Unaudited) $'000**	(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000	(Audited) $'000
Revenue	2	**93,787**	-	**93,787**	160,757	-	160,757	198,199
Cost of sales		**(46,307)**	-	**(46,307)**	(78,504)	-	(78,504)	(100,902)
Gross profit	2	**47,480**	-	**47,480**	82,253	-	82,253	97,297
Distribution and selling costs	4	**(15,240)**	**(500)**	**(15,740)**	(19,648)	(743)	(20,391)	(25,917)
Research and development expenses	4	**(32,684)**	-	**(32,684)**	(35,493)	(127)	(35,620)	(46,141)
Administrative expenses	4	**(9,004)**	-	**(9,004)**	(11,325)	(1,980)	(13,305)	(16,897)
Operating (loss) / profit	5	**(9,448)**	**(500)**	**(9,948)**	15,787	(2,850)	12,937	8,342
Financial income		**1,915**	-	**1,915**	3,280	-	3,280	4,210

Financial expenses		(947)	-	(947)	(1,591)	-	(1,591)	(1,922)
Net financing income		968	-	968	1,689	-	1,689	2,288
(Loss) / profit before tax		(8,480)	(500)	(8,980)	17,476	(2,850)	14,626	10,630
Income tax credit / (expense)	6	2,418	140	2,558	(4,912)	777	(4,135)	(2,964)
(Loss) / profit for the period		(6,062)	(360)	(6,422)	12,564	(2,073)	10,491	7,666
Basic (loss)/ earnings per share (cents)	7			(5.58)			8.88	6.52
Diluted (loss)/ earnings per share (cents)	7			(5.58)			8.84	6.50

* The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated statement of comprehensive income
For the period ended 4 October 2009

	Q3 2009 13-week period from 6 July 2009 to 4 October 2009 (Unaudited) $'000	Q3 2008 13-week period from 30 June 2008 to 28 September 2008 (Unaudited) $'000	Q2 2009 13-week period from 6 April 2009 to 5 July 2009 (Unaudited) $'000	Year to date 2009 40-week period from 29 December 2008 to 4 October 2009 (Unaudited) $'000	Year to date 2008 39-week period from 31 December 2007 to 28 September 2008 (Unaudited) $'000	52 weeks ended 28 December 2008* $'000
(Loss) / profit for the period	(1,480)	3,941	(1,549)	(6,422)	10,491	7,666
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	(2,271)	(2,271)	(620)	(344)
Deferred tax on net defined benefit obligations recognised in equity	-	-	636	636	174	96
Foreign exchange translation differences on foreign operations	-	-	(1)	(1)	13	(5)
Effective portion of changes in fair value of cash flow hedges	-	-	494	1,051	-	(1,051)
Total comprehensive income for the period attributable to Owners of the Company	(1,480)	3,941	(2,691)	(7,007)	10,058	6,362

* The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed consolidated balance sheet
As at 4 October 2009

	Notes	As at 4 October 2009 (Unaudited) $'000	As at 5 July 2009 (Unaudited) $'000	As at 28 December 2008* (Audited) $'000	As at 28 September 2008 (Unaudited) $'000
Assets					
Property, plant and equipment		32,638	32,059	34,401	35,472
Intangible assets		37,644	38,885	40,651	42,886
Total non-current assets		70,282	70,944	75,052	78,358
Inventories		10,966	14,983	18,989	27,428
Trade and other receivables		21,527	18,695	21,222	33,160
Short-term deposits		91,380	91,065	79,607	73,632
Cash and cash equivalents		8,947	9,668	12,586	15,157
Total current assets		132,820	134,411	132,404	149,377
Total assets	2	203,102	205,355	207,456	227,735

Equity

Issued capital	**192**	192	192	194
Share premium account	**58,873**	58,803	58,801	58,801
Capital redemption reserve	**503**	503	503	501
Hedging reserve	**-**	-	(1,051)	-
Retained earnings	**112,542**	112,682	117,885	122,446
Total equity attributable to equity holders of the parent	**172,110**	172,180	176,330	181,942
Liabilities				
Employee benefits	**3,675**	3,761	1,347	4,258
Provisions	**150**	-	-	-
Deferred tax liabilities	**1,726**	2,777	5,345	4,965
Other payables	**3,912**	5,362	6,244	3,912
Total non-current liabilities	**9,463**	11,900	12,936	13,135
Income tax payable	**-**	-	896	2,636
Trade and other payables, including derivatives	**21,179**	21,275	17,294	30,022
Provisions	**350**	-	-	-
Total current liabilities	**21,529**	21,275	18,190	32,658
Total liabilities	**30,992**	33,175	31,126	45,793
Total equity and liabilities	**203,102**	205,355	207,456	227,735

* The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Condensed statement of changes in equity

	Attributable to owners of the Company					
	Share capital	**Share premium**	**Capital redemption reserve**	**Hedging reserve**	**Retained earnings**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Profit for the period	-	-	-	-	10,491	10,491
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(620)	(620)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	174	174
Foreign exchange translation differences on foreign operations	-	-	-	-	13	13
Total comprehensive income for the period ended 28 September 2008	-	-	-	-	10,058	10,058
Equity settled transactions, including tax effect	-	-	-	-	2,558	2,558
Share options exercised by employees	-	27	-	-	-	27
Purchase of own shares by the Company	(4)	-	4	-	(4,569)	(4,569)
	(4)	27	4	-	(2,011)	(1,984)
Balance at 28 September 2008	194	58,801	501	-	122,446	181,942
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Balance at 29 December 2008	192	58,801	503	(1,051)	117,885	176,330
Loss for the period	-	-	-	-	(6,422)	(6,422)
Other comprehensive income:						
Actuarial loss on net defined benefit obligations	-	-	-	-	(2,271)	(2,271)
Deferred tax on net defined benefit obligations recognised in equity	-	-	-	-	636	636
Foreign exchange translation differences on foreign operations	-	-	-	-	(1)	(1)
Effective portion of changes in fair value of cash flow hedges	-	-	-	1,051	-	1,051
Total comprehensive income for the period ended 4 October 2009	-	-	-	1,051	(8,058)	(7,007)

Equity settled transactions, including tax effect	-	-	-	-	2,715	2,715
Share options exercised by employees	-	72	-	-	-	72
	-	72	-	-	2,715	2,787
Balance at 4 October 2009	**192**	**58,873**	**503**	-	**112,542**	**172,110**

Condensed consolidated statement of cash flows

For the period ended 4 October 2009

	Q3 2009	Q3 2008	Q2 2009	**Year to date 2009**	Year to date 2008	
	13-week period from 6 July 2009 to 4 October 2009	13-week period from 30 June 2008 to 28 September 2008	13-week period from 6 April 2009 to 5 July 2009	**40-week period from 29 December 2008 to 4 October 2009**	39-week period from 31 December 2007 to 28 September 2008	52 weeks ended 28 December 2008*
	(Unaudited)	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	(Audited)
	$'000	$'000	$'000	**$'000**	$'000	$'000
Cash flows from operating activities						
(Loss) / profit for the period	**(1,480)**	3,941	(1,549)	**(6,422)**	10,491	7,666
Adjustments for:						
Depreciation and amortisation	**3,614**	3,597	3,350	**10,437**	10,861	14,379
Foreign exchange (gains) / losses	**(237)**	(283)	552	**495**	(523)	(1,281)
Net financing income	**(185)**	(451)	(295)	**(968)**	(1,689)	(2,288)
Equity-settled share-based payment expenses	**950**	1,246	958	**2,216**	2,959	3,671
Income tax (credit) / expense	**(612)**	1,556	(609)	**(2,558)**	4,135	2,964
	2,050	9,606	2,407	**3,200**	26,234	25,111
Decrease / (increase) in inventories	**4,017**	3,905	4,389	**8,023**	(1,880)	6,559
(Increase) / decrease in trade and other receivables	**(2,936)**	(181)	(4,223)	**(892)**	964	12,917
(Decrease) / increase in trade and other payables	**(498)**	(1,664)	3,260	**4,024**	(9,137)	(19,222)
(Decrease)/ increase in provisions and employee benefits	**(49)**	18	(112)	**(140)**	(33)	(2,562)
Cash generated from the operations	**2,584**	11,684	5,721	**14,215**	16,148	22,803
Income taxes paid	**(39)**	(1,683)	(804)	**(777)**	(6,500)	(6,794)
Net cash inflow from operating activities	**2,545**	10,001	4,917	**13,438**	9,648	16,009

Condensed consolidated statement of cash flows *(continued)*

For the period ended 4 October 2009

	Q3 2009	Q3 2008	Q2 2009	**Year to date 2009**	Year to date 2008	52 weeks ended 28 December 2008*
	$'000	$'000	$'000	**$'000**	$'000	$'000
Cash flows from investing activities						
Interest received	**381**	901	650	**1,920**	2,476	3,484
Acquisition of property, plant and equipment and intangible assets	**(2,758)**	(2,037)	(996)	**(4,833)**	(5,739)	(6,310)
Deferred consideration paid for acquisition of subsidiaries	**(800)**	-	(1,600)	**(2,400)**	(2,513)	(3,633)
Amounts (placed on) /withdrawn from short-term deposits	**(315)**	(880)	1,352	**(11,773)**	(210)	(6,185)
Net cash outflow from investing activities	**(3,492)**	(2,016)	(594)	**(17,086)**	(5,986)	(12,644)
Cash flows from financing activities						
Proceeds from the issue of share capital	**70**	5	-	**72**	27	27
Purchase and cancellation of own shares	**-**	(4,569)	-	**-**	(4,569)	(6,661)
Interest paid	**(5)**	(11)	(19)	**(46)**	(84)	(94)
Net cash inflow / (outflow) from financing activities	**65**	(4,575)	(19)	**26**	(4,626)	(6,728)
Net (decrease) /increase in cash and cash equivalents	**(882)**	3,410	4,304	**(3,622)**	(964)	(3,363)
Cash and cash equivalents at start of period	**9,668**	12,017	5,356	**12,586**	16,183	16,183
Effect of exchange rate fluctuations on cash held	**161**	(270)	8	**(17)**	(62)	(234)
Cash and cash equivalents at end of period	**8,947**	15,157	9,668	**8,947**	15,157	12,586
Cash and cash equivalents at end of period	**8,947**	15,157	9,668	**8,947**	15,157	12,586

Short-term deposits at end of period	**91,380**	73,632	91,065	**91,380**	73,632	79,607
Total cash and short-term deposits at end of period	**100,327**	88,789	100,733	**100,327**	88,789	92,193

* The results for the 52 week period ended 28 December 2008 have been extracted from the statutory accounts for the 52 week period ended 28 December 2008, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

Notes to the financial information

1. Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and forty week periods ended 4 October 2009.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com .

The financial information set out above does not constitute the Company's statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the fifty-two week period ended 28 December 2008, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

This financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the fifty-two week period ended 28 December 2008, except for the following changes as described below. There is no actuarial gain or loss recognised for the thirteen week period ended 4 October 2009 as the Company has not updated the actuarial valuation of the defined benefit pension scheme, for accounting purposes, from the position as at 5 July 2009.

As reported in the half yearly report for the 27 week period ended 5 July 2009, the following new standards and amendments to standards are mandatory for financial periods commencing on 1 January 2009 and, as the Group's current financial year commenced on 29 December 2008, it is therefore adopting these standards early:

- *IAS 1 (revised) 'Presentation of financial statements'*: This revised standard requires entities to prepare a statement of comprehensive income. All 'non-owner changes in equity' are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has elected to present two statements: an income statement and statement of comprehensive income. Owner changes in equity are shown in a statement of changes in equity. The condensed financial statements have been prepared under the revised disclosure requirements. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

- *IFRS 8 'Operating segments'*: IFRS 8 replaces IAS 14 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a reduction in the number of reportable segments presented, as the previously reported segments of 'Consumer audio products ', 'Digital Imaging applications' and 'Portable applications' are no longer used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer of the Company.

There has been no impact on the measurement of the Group's assets and liabilities as a result of the adoption of this standard. Comparative segmental information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

1. Basis of preparation *(continued)*

The following new standards, amendments to standards and interpretations are mandatory for the first time for financial periods commencing on 1 January 2009 but in the current financial period of the Group, on the basis of these being adopted early, are not currently relevant for the Group:

- IAS 23 (amendment) 'Borrowing costs';
- IFRS 2 (amendment) 'Share-based payment';
- IAS 32 (amendment) 'Financial instruments: Presentation'
- IFRIC 13 'Customer loyalty programmes'
- IFRIC 15 'Agreements for the construction of real estate'
- IFRIC 16 'Hedges of a net investment in a foreign operation'; and
- IAS 39 (amendment) 'Financial instruments: Recognition and measurement'.

In the process of applying the Group's accounting policies, management necessarily makes judgments and estimates that have a significant effect on the amounts recognised in the condensed financial statements. Changes in the assumptions underlying the estimates could result in a significant impact to the financial information. The most critical of these accounting judgment and estimation areas were noted in the Company's consolidated financial statements for the fifty-two week period ended 28 December 2008.

2. Segment information

The chief operating decision-maker has been identified as the Chief Executive Officer of the Company. The Chief Executive Officer reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Chief Executive Officer considers the business from a product technology and market segment perspective.

The Group currently has one reportable segment, as described below, which is the Group's Pure Sound segment. The following summary describes the operations in the Group's reportable segment:

Pure Sound - this segment includes the supply and sale of integrated circuits containing Wolfson's high performance audio technologies. The product lines within this

segment are categorised as: High Performance Audio, Low Power Audio, Audio Hubs and Audio Amplifiers.

Other operating segments include the supply and sale of integrated circuits in the 'Smart Power', 'True Mics' and 'Enhanced Soundware' product lines. None of these segments meets any of the quantitative thresholds for determining reportable segments in 2009 or in 2008 and, accordingly, the relevant revenue and segment gross profits are shown in aggregate as 'other operating segments'.

The Chief Executive Officer assesses the performance of the operating segments based on revenue and a measure of gross profit. The gross profit measurement basis excludes the effects of non-recurring expenditure from operating segments, such as restructuring costs and exceptional inventory write downs. Interest income and expenditure are not included in the result for each operating segment that is reviewed by the Chief Executive Officer. Other information provided to the Chief Executive Officer is measured in a manner consistent with that in the financial statements.

The assets and liabilities of the Group are not reviewed by the chief operating decision-maker on a segment basis. Therefore none of the Group's assets and liabilities are segmental assets and segmental liabilities respectively and all are unallocated for segmental disclosure purposes.

2. Segment information *(continued)*

	Q3 2009	Q3 2008	Q2 2009	**Year to date 2009**	Year to date 2008	
	Period from 6 July 2009 to 4 October 2009	Period from 30 June 2008 to 28 September 2008	Period from 6 April 2009 to 5 July 2009	**Period from 29 December 2008 to 4 October 2009**	Period from 31 December 2007 to 28 September 2008	52 weeks ended 28 December 2008
	$000	$000	$000	**$000**	$000	$000
Segment revenue:						
Pure Sound	**33,882**	59,399	32,714	**91,499**	158,164	194,511
Other operating segments	**1,482**	1,058	490	**2,288**	2,593	3,688
Total revenue for the period	**35,364**	60,457	33,204	**93,787**	160,757	198,199
Reportable segment gross profit						
Pure Sound	**17,109**	29,749	16,818	**46,199**	80,771	98,894
Other operating segments	**930**	522	(39)	**1,281**	1,482	1,903
Total segment gross profit for the period	**18,039**	30,271	16,779	**47,480**	82,253	100,797

2. Segment information *(continued)*

A reconciliation of gross profit to total profit / (loss) before income tax is provided as follows:

	Q3 2009	Q3 2008	Q2 2009	**Year to date 2009**	Year to date 2008	
	Period from 6 July 2009 to 4 October 2009	Period from 30 June 2008 to 28 September 2008	Period from 6 April 2009 to 5 July 2009	**Period from 29 December 2008 to 4 October 2009**	Period from 31 December 2007 to 28 September 2008	52 weeks ended 28 December 2008
	$000	$000	$000	**$000**	$000	$000
Gross profit for reportable segments	**18,039**	30,271	16,779	**47,480**	82,253	100,797
Exceptionalinventory write-downs	-	-	-	-	-	(3,500)
Gross profit for the period	**18,039**	30,271	16,779	**47,480**	82,253	97,297
Corporate overheads	**(19,816)**	(22,375)	(19,232)	**(56,928)**	(66,466)	(86,105)
Restructuring costs	-	(2,850)	-	-	(2,850)	(2,850)
Exceptional office lease charges	**(500)**	-	-	**(500)**	-	-
Operating (loss) / profit for the period	**(2,277)**	5,046	(2,453)	**(9,948)**	12,937	8,342
Financial income	**486**	989	538	**1,915**	3,280	4,210
Financial expense	**(301)**	(538)	(243)	**(947)**	(1,591)	(1,922)
(Loss) / profit before tax	**(2,092)**	5,497	(2,158)	**(8,980)**	14,626	10,630

2. Segment information *(continued)*

Reportable segments' assets are reconciled to total assets as follows:

	As at 4 October 2009	As at 5 July 2009	As at 28 December 2008	As at 28 September 2008
	$'000	$'000	$'000	$'000
Total assets for reportable segments	-	-	-	-
Assets for other operating segments	-	-	-	-
Goodwill and acquired intangible				

assets: from acquisition of Sonaptic Limited	**30,518**	31,649	33,807	35,815
Goodwill and acquired intangible assets: from acquisition of Oligon Limited	**5,775**	5,844	5,809	5,879
Other unallocated assets	**166,809**	167,862	167,840	186,041
Consolidated total assets	**203,102**	205,355	207,456	227,735

3. Exceptional charge

An exceptional charge of $0.5 million has been recognised in Q3 2009 in respect of the remaining lease costs of the exited offices in the south of England, following the consolidation of these offices into a new office in Newbury (*Q3 2008: exceptional charge of $2.8m in respect of restructuring costs*).

4. Operating expenses : reconciliation from Underlying to IFRS

	Underlying	Share-based compensation	Amortisation of acquired intangible assets	Exceptional charges	**IFRS**
	$000	$000	$000	$000	**$000**
Q3 2009 *period from 6 July to 4 October 2009*					
Distribution and selling costs	**(5,070)**	(248)	-	(500)	**(5,818)**
Research and development expenses	**(10,034)**	(477)	(1,254)	-	**(11,765)**
Administrative expenses	**(2,508)**	(225)	-	-	**(2,733)**
	(17,612)	(950)	(1,254)	(500)	**(20,316)**
Q3 2008 *period from 30 June to 28 September 2008*					
Distribution and selling costs	(6,172)	(201)	-	(743)	(7,116)
Research and development expenses	(10,504)	(202)	(1,254)	(127)	(12,087)
Administrative expenses	(3,677)	(365)	-	(1,980)	(6,022)
	(20,353)	(768)	(1,254)	(2,850)	(25,225)
Q2 2009 *period from 6 April to 5 July 2009*					
Distribution and selling costs	(4,600)	(321)	-	-	(4,921)
Research and development expenses	(9,310)	(440)	(1,254)	-	(11,004)
Administrative expenses	(3,110)	(197)	-	-	(3,307)
	(17,020)	(958)	(1,254)	-	(19,232)

4. Operating expenses : reconciliation from Underlying to IFRS *(continued)*

	Underlying	Share-based compensation	Amortisation of acquired intangible assets	Exceptional charges	**IFRS**
	$000	$000	$000	$000	**$000**
Year to date 2009 *period from 29 December 2008 to 4 October 2009*					
Distribution and selling costs	**(14,492)**	(748)	-	(500)	**(15,740)**
Research and development expenses	**(27,801)**	(1,121)	(3,762)	-	**(32,684)**
Administrative expenses	**(8,657)**	(347)	-	-	**(9,004)**
	(50,950)	(2,216)	(3,762)	(500)	**(57,428)**
Year to date 2008 *period from 31 December 2007 to 28 September 2008*					
Distribution and selling costs	(18,803)	(845)	-	(743)	(20,391)
Research and development expenses	(30,849)	(881)	(3,763)	(127)	(35,620)
Administrative expenses	(10,570)	(755)	-	(1,980)	(13,305)
	(60,222)	(2,481)	(3,763)	(2,850)	(69,316)

5. Operating profit / (loss) : reconciliation from Underlying to IFRS

	Q3 2009 Period from 6 July 2009 to 4 October 2009 $000	Q3 2008 Period from 30 June 2008 to 28 September 2008 $000	Q2 2009 Period from 6 April 2009 to 5 July 2009 $000	Year to date 2009 Period from 29 December 2008 to 4 October 2009 $000	Year to date 2008 Period from 31 December 2007 to 28 September 2008 $000
Underlying operating profit / (loss)	**427**	9,918	(241)	**(3,470)**	22,031
Share-based compensation	**(950)**	(768)	(958)	**(2,216)**	(2,481)
Amortisation of acquired intangible assets	**(1,254)**	(1,254)	(1,254)	**(3,762)**	(3,763)
Exceptional charges	**(500)**	(2,850)	-	**(500)**	(2,850)
Operating (loss) / profit (IFRS)	**(2,277)**	5,046	(2,453)	**(9,948)**	12,937

6. Income tax credit / (expense)

The income tax credit for the forty week period ended, and the related deferred tax asset as at, 4 October 2009 reflects the estimated total effective tax rate on the result before taxation for the Group of approximately 28% for the 53-week period ending 3 January 2010. This reflects the UK corporation tax rate applicable for that 53-week period of 28% as reduced by tax allowances on research and development expenditure and increased by share-based payment charges and other disallowable expenses.

7. Earnings per share

	Q3 2009 Period from 6 July 2009 to 4 October 2009 $000	Q3 2008 Period from 30 June 2008 to 28 September 2008 $000	Q2 2009 Period from 6 April 2009 to 5 July 2009 $000	Year to date 2009 Period from 29 December 2008 to 4 October 2009 $000	Year to date 2008 Period from 31 December 2007 to 28 September 2008 $000	52 weeks ended 28 December 2008 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	**(1,480)**	3,941	(1,549)	**(6,422)**	10,491	7,666
Exceptional charges after tax*	**360**	2,073	-	**360**	2,073	4,655
Amortisation of acquired intangible assets*	**903**	897	903	**2,709**	2,697	3,620
Share-based payment expenses*	**684**	549	690	**1,596**	1,774	2,283
Underlying profit / (loss) for the period attributable to equity shareholders (basic and diluted)	**467**	7,460	44	**(1,757)**	17,035	18,224
	cents	cents	cents	**cents**	cents	cents
Basic (loss) / earnings per share	**(1.29)**	3.34	(1.35)	**(5.58)**	8.88	6.52
Diluted (loss) / earnings per share	**(1.29)**	3.33	(1.35)	**(5.58)**	8.84	6.50
Underlying basic earnings / (loss) per share	**0.41**	6.33	0.04	**(1.53)**	14.42	15.51
Underlying diluted earnings / (loss) per share	**0.40**	6.30	0.04	**(1.53)**	14.35	15.45

* After the estimated tax impact of this charge

7. Earnings per share *(continued)*

The weighted average number of ordinary shares used in the calculation of basic and diluted (loss) / earnings per share for each period were calculated as follows:

	Q3 2009 Period from 6 July 2009 to 4 October 2009 No. of shares	Q3 2008 Period from 30 June 2008 to 28 September 2008 No. of shares	Q2 2009 Period from 6 April 2009 to 5 July 2009 No. of shares	Year to date 2009 Period from 29 December 2008 to 4 October 2009 No. of shares	Year to date 2008 Period from 31 December 2007 to 28 September 2008 No. of shares	52 weeks ended 28 December 2008 No. of shares
Issued ordinary shares at start of period	**115,125,980**	118,314,980	115,125,980	**115,120,980**	118,276,980	118,276,980
Effect of shares issued during the period from exercise of employee share options	**34,291**	8,846	-	**14,484**	27,073	33,608
Effect of shares cancelled during the period following purchase by Company	-	(418,692)	-	-	(139,564)	(791,389)

of own shares						
Weighted average number of ordinary shares at end of period - for basic earnings/(loss) per share and for diluted loss per share	**115,160,271**	117,905,134	115,125,980	**115,135,464**	118,164,489	117,519,199
Effect of dilutive share options in issue	**450,369**	453,653	423,335	**404,045**	505,796	465,704
Weighted average number of ordinary shares at end of period - for diluted earnings per share	**115,610,640**	118,358,787	115,549,315	**115,539,509**	118,670,285	117,984,903

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	08:02 30-Oct-2009
Number	6511B08

RNS Number : 6511B
Wolfson Microelectronics PLC
30 October 2009

Edinburgh, 30 October 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,238,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,238,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 November 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 October 2009 and 16 November 2009 (inclusive)

- Block listing Six monthly return
- Third Quarter Results to 4 October 2009
- Notification in relation to voting rights and capital

2. Documents filed with Registrar of Companies for Scotland

None during the period

3. Documents submitted to the Financial Services Authority

None during the period